

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2023

Dennis Nelson
Chief Financial Officer
Salona Global Medical Device Corporation
6160 Innovation Way
Carlsbad, California 92009

> **Re: Salona Global Medical Device Corporation**
> **Form 10-K for the Fiscal Year Ended February 28, 2022**
> **Filed May 31, 2022**
> **File No. 333-255642**

Dear Dennis Nelson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services